UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023
Commission File Number: 001-41641

SATIXFY COMMUNICATIONS LTD.
 (Translation of registrant’s name into English)

12 Hamada Street, Rechovot 670315
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On October 31, 2023, SatixFy Communications Ltd. (the “Company”) issued a press release announcing the closing (the “Closing”) of the sale of all of the outstanding ordinary shares in the capital of SatixFy Space Systems UK Ltd., a wholly-owned subsidiary of the Company, to  MDA Space and Robotics Limited (the “Purchaser”), an affiliate of MDA Ltd. (“MDA”), pursuant to the Share Purchase Agreement (the “Purchase Agreement”), dated August 30, 2023, between the Company and the Purchaser, as described in the Current Report on Form 6-K submitted by the Company to the Securities and Exchange Commission on August 31, 2023 (the “Prior Form 6-K”). The press release is attached hereto as Exhibit 99.1 and is deemed incorporated herein.

In connection with the Closing, the Company and/or certain of its affiliates, entered into certain agreements with MDA and/or certain of its affiliates as contemplated by the Purchase Agreement and described in the Prior Form 6-K, including but not limited to a Non-Compete Agreement, Master Purchase Agreement, Investor Rights Agreement, License Agreement  and Escrow Service Agreements (each as defined below), a copy of each of which is filed as an exhibit to this Form 6-K (all such transactions contemplated by the Purchase Agreement and the agreements executed in connection therewith, the “MDA Transactions”).

At the Closing, SatixFy and MDA entered into a non-competition agreement (the “Non-Compete Agreement”), which provides, among other things, that for a period of five (5) years following the Closing (three (3) years in the event of a change of control of the Company or SatixFy UK Limited), SatixFy will not compete with MDA in the business of designing and producing digital payloads, subject to certain exclusions. Additionally, affiliates of SatixFy and an affiliate of MDA entered into a Transition Services Agreement at the Closing for the provision by SatixFy to MDA, and vice versa, of certain services on a transitional basis (the “Transition Services Agreement”).  Substantially all of the services (with limited exceptions) under the Transition Services Agreement are expected to be performed by the parties at no cost.

SatixFy UK Limited and a wholly-owned subsidiary of MDA entered into a Master Purchase Agreement (the “Master Purchase Agreement”) at the Closing, providing for the terms of orders of SatixFy’s space grade chips, including certain prepayment, exclusivity and preferred pricing terms in respect of such chips for MDA. Under the Master Purchase Agreement, under certain conditions SatixFy UK Limited shall be required to refund to MDA amounts pre-paid by MDA in respect of future purchases of products, together with a pre-determined fee. Additionally, SatixFy and MDA entered into the Three-Party Escrow Service Agreements (the “Escrow Service Agreements”) and License Agreement (the “License Agreement”) at the Closing pursuant to which certain SatixFy intellectual property in  respect of SatixFy certain space grade chips would be placed into escrow for the benefit of MDA and released to MDA for its use of the licensed intellectual property (including without limitation principally the right to complete the development of certain space grade chips and incorporate it in its payload products, or otherwise, and own improvements that it creates) under the License Agreement upon occurrence of certain contingencies under the Escrow Service Agreements (including certain insolvency events and certain breaches of the Master Purchase Agreement by SatixFy UK Limited).

SatixFy and MDA entered into an Investor Rights Agreement (the “Investor Rights Agreement”) at the Closing pursuant to which SatixFy granted to MDA, among other things, board of director observer rights, information rights with respect to the development of SatixFy’s space grade chips; notice rights regarding transactions that would result in a change of control or a sale of a material portion of the respective assets of the Company or certain of its affiliates; and a right to be afforded with an opportunity to participate in certain of such sale processes. SatixFy and MDA and certain affiliates also entered into the Digital Payload License Agreement (the “Digital Payload License Agreement”) pursuant to which SatixFy granted MDA a non-exclusive license to certain intellectual property of SatixFy related to digital payloads.

Certain affiliates of SatixFy and MDA also entered into Three-Party Escrow Service Agreements (the “Escrow Service Agreements”) and a License Agreement (the “License Agreement”) pursuant to which certain SatixFy intellectual property in respect of certain of SatixFy’s space grade chips is to placed into escrow for the benefit of MDA and released to MDA for its use of the licensed intellectual property (including without limitation principally the right to complete the development of certain space grade chips and incorporate it in its payload products), or otherwise under the License Agreement, all upon occurrence of certain contingencies under the Escrow Service Agreements (including certain insolvency events and failure to deliver products under the Master Purchase Agreement not cured within thirty (30) days).  The license in the event of the occurrence of these contingencies would be  a perpetual, irrevocable (unless the License Agreement is terminated due to a material breach by MDA), royalty-bearing, fee bearing, non-exclusive, non-transferable (except certain sublicensing rights) right and license to, develop, produce, operate, maintain, make improvements, make, use, offer to sell, sell, commercialize, import or otherwise deal with certain of SatixFy’s space grade chips anywhere in the world, solely as incorporated in digital payloads and not standalone.

Concurrently with the Closing, the Company also entered into the Consent, Waiver and Fourth Amendment (the “Fourth Amendment”) to that certain Credit Agreement dated as of February 1, 2022, as amended, among the Company, the lenders thereto (the “Lenders”) and Wilmington Savings Fund Society, FSB, as administrative agent (as amended from time to time, the “Credit Agreement”).

Pursuant to the Fourth Amendment, the Lenders provided their consent to the Company’s entry into of the Purchase Agreement and the consummation of the MDA Transactions and amended the Credit Agreement to (i) terminate the requirement of the Company to provide a weekly certification regarding its cash balances following the Closing; (ii) (A) provide that any material breach or “event of default” of the Company or similar event under any definitive agreement governing the MDA Transactions (a “Transaction Agreement”) or security agreement entered into by the Company or its affiliates with MDA or any of its affiliates in connection with the MDA Transactions (an “MDA Security Document”); or (B) any event or condition occurs (x) that results in any of the obligations under any Transaction Agreement or any MDA Security Document becoming due prior to its scheduled maturity or (y) that enables or permits (with or without the giving of notice, the lapse of time or both) the holder or holders of such obligations or any trustee or agent on its or their behalf to cause such obligations to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity, then such material breach, event of default, event or condition will, in each case, constitute a default under the Credit Agreement; and (iii) amend the requirement of the Company to provide a pro forma business plan, pursuant to the terms of the Third Amendment, to be delivered by the Company by December 31, 2023

The summary herein of each of the Fourth Amendment, Non-Compete Agreement, Master Purchase Agreement,  License Agreement, Investor Rights Agreement and Escrow Service Agreements is qualified in its entirety by reference to each such agreement, which is filed as an exhibit to this Report on Form 6-K and is deemed incorporated herein.

EXHIBIT INDEX

Exhibit No.	Description

4.1*	Non-Competition Agreement, dated October 31, 2023 between MDA and the Company.

4.2*	Master Purchase Agreement, dated October 31, 2023 between Macdonald, Dettwiler and Associates Corporation and the Company.

4.3*	License Agreement, dated October 31, 2023 among MacDonald Dettwiler and Associates Corporation, Satixfy UK Limited and Satixfy Israel Ltd.”.

4.4*	The Investor Rights Agreement, dated October 31, 2023 between the Company and MDA Ltd..

4.5*+	Three-Party Escrow Service Agreement, dated October 31, 2023 by and among SatixFy UK Limited, MacDonald Dettwiler and Associates Corporation and ESOP Trust Management and Company Ltd.

4.6*+
Three-Party Escrow Service Agreement, dated October 31, 2023 by and among SatixFy UK Limited, MacDonald Dettwiler and Associates Corporation and ESOP Trust Management and Company Ltd. (with respect to different intellectual property than the agreement in Exhibit 4.5)

4.7+
Consent, Waiver and Fourth Amendment, dated as of October 31, 2023, to Credit Agreement dated as of February 1, 2022, as amended, among the Company, the lenders thereto and Wilmington Savings Fund Society, FSB, as administrative agent.

99.1	Press release dated October 31, 2023.

*  Certain identified confidential information in this Exhibit has been omitted because such identified confidential information is (i) the type the Company treats as private or confidential and (ii) is not material.

+ Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon its request.

This 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2022 (Registration No. 333-268005).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SatixFy Communications Ltd.

By:	/s/ Oren Harari
Oren Harari
Interim Chief Financial Officer

October 31, 2023